Filed by Union Planters Corporation
                       Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

    Subject Companies:  Union Planters Corporation (Commission File No. 1-10160)
                      Regions Financial Corporation (Commission File No. 0-6159)


The following Investor Presentation was given on January 22, 2004:


                          CREATING A NEW REGIONAL FORCE
                                       IN
                         BANKING AND FINANCIAL SERVICES


                                JANUARY 23, 2004


[Regions Logo]                                             [Union Planters Logo]

DISCLAIMER
--------------------------------------------------------------------------------

|X| Statements made in this investor presentation and in oral statements by the management of Regions Financial Corporation ("Regions" or "RF") and Union Planters Corporation ("Union Planters" or "UPC"), other than those containing historical information, are forward-looking statements made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between Regions and Union Planters, including future financial and operating results and Regions' and Union Planters' plans, objectives, expectations and intentions. Such statements involve risks and uncertainties that may cause results to differ materially from those set forth in these statements.

|X| The following factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of Regions or Union Planters stockholders to approve the merger; the risk that Regions and Union Planters may not have the ability to effect the proposed merger; the risk that the businesses will not be integrated successfully, including integration of information systems and retention of key personnel; the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; and the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause Regions' and Union Planters' results to differ materially from those described in the forward-looking statements can be found in the 2002 Annual Reports on Forms 10-K of Regions and Union Planters, and in the Quarterly Reports on Forms 10-Q of Regions and Union Planters, filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission's internet site (http://www.sec.gov).

|X| Regions and Union Planters undertake no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

|X| STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT / PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain a free copy of the joint proxy statement / prospectus, as well as other filings containing information about Regions and Union Planters, without charge, at the Securities and Exchange Commission's internet site (http://www.sec.gov). Copies of the joint proxy statement / prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the joint proxy statement / prospectus can also be obtained, without charge, by directing a request to Jenifer M. Goforth, Regions Financial Corporation, P.O. Box 10247, Birmingham, AL 35202-0247, telephone: 205-244-2823, or to Richard W. Trigger, Union Planters Corporation, 6200 Poplar Ave., Memphis, TN 38119, telephone:
     901-580-5977. The respective directors and executive officers of Regions and Union Planters and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding Regions' directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by Regions on April 16, 2003, and information regarding Union Planters' directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by Union Planters on March 7, 2003. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interest, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.


                                        2
[Regions Logo]                                             [Union Planters Logo]

STRATEGIC VISION - CREATING A NEW REGIONAL FORCE
--------------------------------------------------------------------------------


|X|  Leading market share in the Mid-South region with high returns and low risk

|X| Meaningful positions in surrounding high-growth markets with significant opportunities for investment; and

|X|  Diversified, well positioned mix of businesses

     [x]  Leading regional brokerage franchise in the South;

     [x]  Balanced and focused mortgage business; and

     [x]  Growing insurance platform


                                        3
[Regions Logo]                                             [Union Planters Logo]

STRATEGY
--------------------------------------------------------------------------------

|X| Improve capital generation in our high return markets through cost / scale advantages

|X|  Leverage pro forma scale and breadth of the combined organizations to:

     |x|  Invest in our high growth markets;

     |x| Overlay proven ability of Morgan Keegan to leverage enhanced retail footprint; and

     |x|  Extract synergies from overlapping business lines

|X|  Accelerate credit leverage in Union Planter' franchise

     |x|  Leverage Regions' proven credit culture and results

|X| Integrate intelligently and carefully by focusing on our customers, associates, and communities


                                        4
[Regions Logo]                                             [Union Planters Logo]

A LOW RISK TRANSACTION
--------------------------------------------------------------------------------

|X|  Friendly merger

     |x|  No premium to overcome

|X|  Important decisions have been made

     |x|  Key executive management on board

     |x|  Other key social issues decided

|X|  Integration risk mitigated by:

     |x|  Conservative cost savings assumptions

     |x|  Modest branch overlap

     |x| Slow and careful approach to cost savings realization - three year phase-in

     |x|  Integration experience of combined management team


                                        5
[Regions Logo]                                             [Union Planters Logo]

COMPATIBLE CORPORATE CULTURE / STRATEGY
--------------------------------------------------------------------------------

                                         Regions             Union Planters
                                         -------             --------------


     Similar Customer Base                 |X|                     |X|

     Approach
          Community Banking                |X|                     |X|
          Superior Customer Service        |X|                     |X|

     Organization
          Geography                        |X|                     |X|
          Business Lines                   |X|                     |X|

     Uniform Operational Processes         |X|                     |X|


                                        6
[Regions Logo]                                             [Union Planters Logo]

TRANSACTION SUMMARY
--------------------------------------------------------------------------------

Name:                                   |X|  Regions Financial Corporation

Exchange Ratio:                         |X|  1.0000x Newco share per Union
                                             Planters share

                                        |X|  1.2346x Newco share per Regions
                                             share

Relative Ownership:                     |X|  59% Regions / 41% Union Planters

Board of Directors:                     |X|  50% Regions / 50% Union Planters

Corporate Headquarters:                 |X|  Birmingham, AL

Business Units:                         |X|  Morgan Keegan, headquartered in
                                             Memphis, TN

                                        |X|  Union Planters Mortgage,
                                             headquartered in Memphis, TN

Executive Management:                   |X|  CEO - Carl Jones (until June 2005)
                                             when Jack Moore succeeds

                                        |X|  Chairman - Carl Jones (until June
                                             2006) when Jack Moore succeeds

Combined Market Cap:                    |X|  $14.3 billion

Dividend:                               |X|  Quarterly dividend of $0.3334 per
                                             Newco share

Pre-Closing Dividends to Regions:       |X|  Regions pre-closing dividend rate
                                             to increase to $0.4116 / share
                                             per quarter, effective immediately

Termination Fees:                       |X|  3.9% of transaction value,
                                             respectively

Anticipated Closing:                    |X|  Mid 2004

Due Diligence:                          |X|  Completed


                                        7
[Regions Logo]                                             [Union Planters Logo]

EXECUTIVE MANAGEMENT
--------------------------------------------------------------------------------

                                   CARL JONES
                                 Chairman & CEO


JACK MOORE        ALLEN MORGAN      ROBERT GOETHE      RICHARD HORSLEY       BRIAN JORDAN
President &       Morgan Keegan     Mortgage Banking         COO                 CFO
CEO Designate     & Company, Inc.                        BOBBY DOXEY
                                                         Senior EVP
                                                       Transition Team
                                                            Leaders

REGIONAL PRESIDENTS
 John Fleischauer
 Adolfo Henriques
   Peter Miller
  Steven Schenck
 Samuel Upchurch
 John White, Jr.


                                        8
[Regions Logo]                                             [Union Planters Logo]

A NEW REGIONAL FORCE IN BANKING AND FINANCIAL SERVICES
--------------------------------------------------------------------------------

A NEW REGIONAL FORCE IN BANKING AND FINANCIAL SERVICES


DISTRIBUTYOR STRENGTH                 Chart of States:
5mm    Customers                                       Iowa
1,400  Branches                                        Illinois
1,700  ATMs                                            Indiana
1,225  Financial Advisors                              Missouri
450K   Online Customers                                Kentucky
                                                       Virginia
                                                       Arkansas
                                                       Tennessee
                                                       North Carolina
                                                       Texas
                                                       Louisiana
                                                       Mississippi
                                                       Alabama
                                                       Georgia
                                                       South Carolina
                                                       Florida

                                                       X  Regions
                                                       O  Union Planters
                                                       R  Morgan Keegan
                                                       S  Rebsamen


                                        9
[Regions Logo]                                             [Union Planters Logo]

A NEW REGIONAL FORCE IN BANKING AND FINANCIAL SERVICES
--------------------------------------------------------------------------------

ENHANCED SCALE AND SCOPE
MARKET CAPITALIZATION (1)                  TANGIBLE COMMON EQUITY (2)
RANK  INSTITUTIONS                ($BN)    RANK  INSTITUTIONS              ($BN)
----  -------------------------  ------    ----  -----------------------  ------
1.    Citigroup                  261.4     1.    Citigroup                 63.0
2.    Bank of America (3)        168.3     2.    J.P. Morgan Chase (4)     55.6
3.    J.P. Morgan Chase (4)      139.8     3.    Bank of America           50.8
4.    Wells Fargo                 96.9     4.    Wells Fargo               21.7
5.    Wachovia                    61.9     5.    Wachovia                  20.4
6.    U.S. Bancorp                53.6     6.    U.S. Bancorp              11.6
7.    Fifth Third                 32.7     7.    National City              8.0
8.    National City               21.7     8.    SunTrust                   8.0
9.    SunTrust                    20.4     9.    Fifth Third                7.6
10.   BB&T                        19.9     10.   BB&T                       6.2
11.   PNC Financial               15.8     11.   KeyCorp                    5.8
12.   REGIONS / UNION PLANTERS    14.3     12.   REGIONS / UNION PLANTERS(5)5.6
13.   KeyCorp                     13.0     13.   Comerica                   4.8
14.   M&T Bank                    11.0     14.   PNC                        4.1
15.   SouthTrust                  11.0     15.   SouthTrust                 3.6
20.   REGIONS                      8.4     16.   REGIONS                    3.3
23.   UNION PLANTERS               5.9     20.   UNION PLANTERS             2.3

Source:    SNL Financial, company reports

Notes:

(1) Market data as of January 22, 2004; excludes Mellon, Bank of New York, Northern Trust, State Street, and Synovus
(2) Top U.S. banks ranked by tangible common equity, financial data as of 9/30/03; excludes Mellon, Bank of New York, State Street and Synovus
(3)  Pro forma for FleetBoston transaction, excluding merger adjustments
(4)  Pro forma for Bank One transaction, excluding merger adjustments
(5) Reflects combined market capitalizations and tangible common equity of Regions and Union Planters, excluding merger adjustments


                                       10
[Regions Logo]                                             [Union Planters Logo]

BALANCED AND DIVERSIFIED BUSINESS MIX
--------------------------------------------------------------------------------

   [X]   Fee income revenue equal to 45% of total net revenues


                         COMBINED REVENUE COMPOSITION (1)



                                   [Pie Chart]

                        Mortgage Banking (2)      12%
                        Morgan Keegan (3)         12%
                        Net Interest Income       55%
                        Banking & Other (4)       21%


Source:  Company reports

Notes:
(1)  FY 2003; excludes securities gains/(losses)
(2) Excludes MSR amortization, MSR recovery/(impairment), and income related to MSR derivatives hedge for Union Planters to equate reporting
(3)  Includes investment banking and brokerage and trust income for Regions
(4) Includes bank card services, merchant card services, employment services, factoring fees, other real estate income and Union Planters Financial Services


                                       11
[Regions Logo]                                             [Union Planters Logo]

LEADING FRANCHISE IN THE MID-SOUTH
--------------------------------------------------------------------------------

APPROXIMATELY 60% OF FRANCHISE LOCATED IN THE MID-SOUTH MARKET, WHERE REGIONS WILL HAVE A LEADING DEPOSIT MARKET SHARE (1)

                                                DEPOSITS                DEPOSITS MARKET SHARE
RANK    COMPANY                                  ($MM)                           %
----    ----------------------------------     ---------               -----------------------

 1.     REGIONS / UNION PLANTERS                $35,590                         9.0%

 2.     SUNTRUST                                 24,778                         6.3

 3.     BANK OF AMERICA                          23,613                         6.0

 4.     AMSOUTH                                  21,777                         5.5

 5.     WACHOVIA                                 20,026                         5.1

 6.     SOUTHTRUST                               16,180                         4.1

 7.     FIRST TENNESSEE                          15,390                         3.9

 8.     SYNOVUS                                  12,157                         3.1

 9.     HIBERNIA                                 11,502                         2.9

10.     BANK ONE                                  9,076                         2.3



Source:   SNL Financial

Note:
(1)  Includes Alabama, Arkansas, Georgia, Louisiana, Mississippi and Tennessee


                                       12
[Regions Logo]                                             [Union Planters Logo]

MID-SOUTH PROFILE
--------------------------------------------------------------------------------

|X|  29.1 million total population              |X|  11.1 million households
|X|  1.1 million businesses                     |X|  6.0% overall projected
                                                     household growth


  TOP MID-SOUTH MSAS                                  TOP MID-SOUTH MSAS
MEDIAN HOUSEHOLD INCOME                        PROJECTED HOUSEHOLD INCOME GROWTH

    [Bar Graph]                                          [Bar Graph]

Atlanta:  $59,395                               Atlanta:  14.6%
New Orleans:  $39,375                           New Orleans:  12.4%
Nashville:  $49,740                             Nashville:  17.3%
Memphis:  $45,698                               Memphis:  18.0%
Birmingham:  $44,759                            Birmingham:  16.5%
Mid-South (1):  $47,539                         Mid-South (1):  14.5%
US Average:  $46,868                            US Average:  13.6%

Source:  SNL Financial

Note:
(1)   All MSAs in Mid-South with greater than 100,000 households


                                       13
[Regions Logo]                                             [Union Planters Logo]

WE WILL INVEST IN OUR KEY GROWTH MARKETS
--------------------------------------------------------------------------------

APPROXIMATELY 50% OF FRANCISE IN MARKETS WITH HIGH GROWTH / INVESTMENT POTENTIAL (1)

                                          TOTAL DEPOSITS
STATE / MSA                                   ($MM)           COMMENTS
-------------------------------          ----------------     ----------------------------------------------------------------------

Florida                                      $6,907           |X|      #6 pro forma rank in Florida, with 7.0% market share

Georgia                                       5,783           |X|      Principally Northern Georgia / Atlanta focused (#5 pro forma rank in Georgia  with 6.4% market share)

Memphis                                       4,153           |X|      #2 pro forma rank with 17.3% market share

St. Louis                                     3,281           |X|      #4 pro forma rank with 6.7% market share;
                                                                       good wealth demographics

Texas                                         2,192           |X|      Located primarily in Houston, Austin, and East Texas

Nashville                                     1,565           |X|      #4 pro forma rank with 7.7% market share

The Carolinas                                   983           |X|      MSA-focused franchises (Charlotte, Greenville)

Indianapolis                                    856           |X|      Strong wealth characteristics and above average growth


Source:  SNL Financial

Note:
(1)   Percent of franchise based on combined total deposits

                                       14
[Regions Logo]                                             [Union Planters Logo]

ASSET QUALITY LEVERAGE
--------------------------------------------------------------------------------

REGIONS' STRONG CREDIT CULTURE ACCELERATES CREDIT LEVERAGE IN
UNION PLANTERS' FRANCHISE

CREDIT QUALITY RATIOS (1)

                                                     UNION
(DOLLARS IN MILLIONS)                REGIONS        PLANTERS        COMBINED
-----------------------------       ---------      ----------      ----------

Allowance                             $454            $331            $785
NPLs                                   251             210             461
NPAs                                   303             262             565

Allowance / Loans                     1.41%           1.50%           1.45%
Allowance / NPAs                       150             126             139
NPAs / Assets                         0.62            0.82            0.70
NCOs / Avg. Loans                     0.33            0.89            0.56


                      PRE-TAX NET INCOME / EPS IMPACT FROM
                 IMPROVEMENT IN UNION PLANTERS' CREDIT QUALITY

                                  [Bar Graph]

                      10bps:  $22mm - 1.6% of Pro Forma EPS
                      20bps:  $44mm - 3.2% of Pro Forma EPS
                      30bps:  $67mm - 4.9% of Pro Forma EPS
                     ---------------------------------------
                         Net Charge-Off Ratio Improvement

Note:
(1)  As of and for year ended 12/31/03

                                       15
[Regions Logo]                                             [Union Planters Logo]

MORGAN KEEGAN - LEADING REGIONAL BROKERAGE PLATFORM
--------------------------------------------------------------------------------

              MORGAN KEEGAN
-----------------------------------------

|X|  147 brokerage locations in 15 states
     and Canada
|X|  900 financial advisors
|X|  Brokerage assets of $40 billion (1)
|X|  Presence in 90 Regions bank branches


                   +


              UNION PLANTERS
-------------------------------------------

|X|  717 bank branches
|X|  Approx. 325 series 6 / 7 brokers
|X|  Brokerage assets of $2 billion (1)
|X|  Potential for Morgan Keegan expansion
     into the Union Planters branch network


            MORGAN KEEGAN
              FOOTPRINT                      UNION PLANTERS FOOTPRINT
--------------------------------------------------------------------------------

     States (2)         Offices                      Branches
     ----------         -------                      --------

       GA                  24                            -
       AL                  23                           19
       LA                  18                           23
       AR                  17                           24
       TN                  14                          174
       TX                  14                           15
       FL                  16                           72
       KY                   6                           27
       MS                   1                          111
       IL                   1                           81
       MO                   -                           79
       IN                   -                           71
       IA                   -                           21


Notes:
(1) Total assets under management of $64 billion for Regions and $5 billion for Union Planters
(2) Not included are offices in MA (1), NC (6), NY (2), PA (1), VA (2) and Canada (1)


                                       16
[Regions Logo]                                             [Union Planters Logo]

PROVEN ABILITY TO LEVERAGE ENHANCED RETAIL FOOTPRINT
--------------------------------------------------------------------------------

AVERAGE ASSETS PER REGIONS                      RETAIL REVENUE PER REGIONS
FINANCIAL ADVISOR                               FINANCIAL ADVISOR
(DOLLARS IN MILLIONS)                           (DOLLARS IN THOUSANDS)

     [Bar Graph]                                      [Bar Graph]

2001:  $43                                      2001:  $239
2002:  $44                                      2002:  $320
2003:  $59                                      2003:  $362
17% CAGR                                        23% CAGR

[Regions Logo]                                             [Union Planters Logo]

A BALANCED MORTGAGE BUSINESS WITH SCALE
--------------------------------------------------------------------------------


    PRODUCT             Gov't (8%), Secondary Mkt Conforming (62%),
DIVERSIFICATION         Portfolio (15%), Non-Conforming (15%)

   MULTIPLE             Retail (38%), Correspondent (8%),
   CHANNELS             Agency Conforming Wholesale (39%),
                        Non-Conforming Wholesale (15%)

  GEOGRAPHIC            22 states
 DISTRIBUTION

LOAN ORIGINATION        $25 billion, combined top 20 rank (1)

LOAN SERVICING          $44 billion, combined top 20 rank (1)


COMBINED MORTGAGE BANKING
REVENUE CONTRIBUTION (1,2)

      [Pie Graph]

         88%
         12%

Notes:
(1)   FY 2003
(2) Excludes MSR amortization, MSR recovery/(impairment), and income related to MSR derivatives hedge for Union Planters

                                       18
[Regions Logo]                                             [Union Planters Logo]

IMPROVED MORTGAGE BANKING PROFITABILITY
--------------------------------------------------------------------------------


    EXPENSE       |X|  Greater servicing efficiencies through economies of scale
RATIONALIZATION   |X|  20th largest servicing platform in the U.S.

  POTENTIAL       |X|  Lever Union Planters distribution platform to sell
   REVENUE             Equifirst product
ENHANCEMENTS      |X|  Secondary marketing execution pick-up

 RIGHTSIZING      |X|  Focus origination / servicing on core footprint
 OPPORTUNITY      |X|  Evaluate feasibility of selling select servicing outside
                       the expanded footprint

[Regions Logo]                                             [Union Planters Logo]

                              PRO FORMA FINANCIAL
                                     IMPACT

TRANSACTION ASSUMPTIONS
--------------------------------------------------------------------------------

Exchange Ratio:         |X|   1.0000x Newco Share per Union Planters Share
                        |X|   1.2346x Newco Share per Regions Share
Earnings Estimates:     |X|   2004 of $3.06 and 2005 of $3.31 for Regions (1)
                        |X|   2004 of $2.25 (2) and 2005 of $2.54 (1) for Union
                              Planters
Est. Cost Savings:      |X|   $200 million pre-tax
                        |X|   Phased-in 15% in 2004, 60% in 2005,
                              85% in 2006, 100% thereafter
                        |X|   7.0% of the combined operating expense base
Est. Restructuring
Costs:                  |X|   $300 million pre-tax
Revenue Enhancements:   |X|   None assumed
Required Divestitures:  |X|   None
Core Deposit
Intangible:             |X|   1.75% of Union Planters' core deposits
                        |X|   Amortized 7 years on an accelerated basis
Anticipated Closing     |X|   Mid 2004


Notes:
(1)   Based on average I/B/E/S earnings estimates
(2)   Based on management guidance

[Regions Logo]                                             [Union Planters Logo]

PRO FORMA FINANCIAL RESULTS
--------------------------------------------------------------------------------

                                                                                                    2005E
                                                                                     ------------------------------------
                                                                                         60%                      100%
(DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)                  2004E                   PHASE-IN                  PHASE-IN
---------------------------------------------                -------                 ----------                ----------
Regions Stand Alone Net Income                                $682                      $716                      $716
Union Planters Stand Alone Net Income                          214                       472                       472
Cost Savings (After-tax)                                        19                        78                       130
Other Adjustments (After-tax)(1)                              (25)                      (43)                      (45)
         Pro Forma Net Income                                -------                 ----------                ----------
                                                               889                     1,222                     1,272
                                                             -------                 ----------                ----------
         Pro Forma Avg. Fully-Diluted Shares                 368.6                     452.7                     452.7
         Pro Forma GAAP EPS                                  $2.41                     $2.70                     $2.81
         Pro Forma Cash EPS                                   2.50                      2.82                      2.93

IMPACT TO REGIONS
     ACCRETION / (DILUTION) TO GAAP EPS                     (2.6)%                      0.7%                      4.8%
     ACCRETION / (DILUTION) TO CASH EPS                       0.8%                      5.1%                      9.2%

IMPACT TO UNION PLANTERS
     ACCRETION / (DILUTION) TO GAAP EPS                       7.2%                      6.3%                     10.6%
     ACCRETION / (DILUTION) TO CASH EPS                       7.8%                      8.1%                     12.3%



Note:
(1) CDI amortization, net of Union Planters' existing CDI amortization, and funding of restructuring costs (4.50% pre-tax).
     Excludes impact of purchase accounting mark to market adjustments


                                       22
[Regions Logo]                                             [Union Planters Logo]

REALIZABLE COST SAVINGS
--------------------------------------------------------------------------------


|X|       Estimated cost savings already identified
          |X|  $200 million or 7% of combined expense base
          |X|  Phased-in 15% in 2004, 60% in 2005, 85% in 2006, and 100%
               thereafter
          |X|  Anticipated $300 million pre-tax restructuring costs

|X| Pro forma efficiency ratio (excluding Morgan Keegan) decreases from 58.0% to 53.1%


SOURCES OF COST SAVINGS / RESTRUCTURING COSTS

                                                            FULLY PHASED-IN COST
 (DOLLARS IN MILLIONS)                                            SAVINGS                  RESTRUCTURING COSTS
------------------------------------------------           ----------------------         ---------------------

 Personnel                                                          $75                            $100
 Facilities / Branches                                               35                              30
 Systems / Other                                                     90                             170
 Total (Pre-Tax)                                                    ---                            ----
                                                                    200                             300
                                                                    ---                            ----
 Pre-Tax Restructuring Costs as a % of Synergies                     -                             150%


                                       23
[Regions Logo]                                             [Union Planters Logo]

                             ATTRACTIVE INVESTMENT
                                  OPPORTUNITY

SIGNIFICANT UPSIDE VALUATION POTENTIAL
--------------------------------------------------------------------------------

                                PRO FORMA          PEER
                              REGIONS / UPC       GROUP (1)      DIFFERENTIAL
                              -------------       --------       ------------
Implied Multiple to: (2)
    2004E EPS (3)                 12.9x            13.6x              5%
    2005E EPS (4)                 11.1             12.6               14
    Book Value                    1.40             2.10               50
    Tangible Book Value           2.76             3.08               12
Dividend Yield                    4.28%            3.52%              nm
Institutional Shareholders (5)    31.3%            49.6%              nm

Notes:
(1)  Median of BBT, KEY, MTB, NCC, PNC, SOTR and STI
(2)  As of January 22, 2004
(3)  Cost savings phased-in 15%
(4)  Includes fully phased-in cost savings
(5)  Shown as a percent of total shareholders

                                       25
[Regions Logo]                                             [Union Planters Logo]

CREATING VALUE FOR ALL SHAREHOLDERS
--------------------------------------------------------------------------------

                    $200 Million Annual Pre-Tax Cost Savings

                            ~$1.1 Billion Value (1)

                          REGIONS       UNION PLANTERS
Ownership:                  59%              41%
Share of Cost Savings: ~$650 million    ~$450 million
Value Creation:             ~8%              ~8%

Note:
(1) Utilizes management's estimated cost savings of $200 million pre-tax with an 11% discount rate, 3% perpetuity growth rate; less impact of estimated restructuring costs which is assumed to be fully expensed at transaction close; includes funding of restructuring costs (4.50%) as per management estimates

                                       26
[Regions Logo]                                             [Union Planters Logo]

CONCLUSION
--------------------------------------------------------------------------------

|X|  Cash accretive to all shareholders in 2004

|X|  Accelerated EPS growth

|X|  Significantly enhanced scale and scope

|X|  Attractive market positions in key MSAs

|X|  Enhanced profitability ratios

|X|  Low risk / high valuation potential transaction

|X|  Attractive dividend yield

|X|  Experienced management team focused on execution

              CREATES SIGNIFICANT FRANCHISE AND SHAREHOLDER VALUE

                                       27
[Regions Logo]                                             [Union Planters Logo]

                                    APPENDIX

COMBINED BALANCE SHEET
--------------------------------------------------------------------------------

For the Period Ended December 31, 2003

(Dollars in Millions)                  REGIONS    UNION PLANTERS    COMBINED (1)
------------------------------------   -------    --------------    ------------
ASSETS:
  Cash and Investment Securities       $11,018        $6,702          $17,720
  Net Loans                             31,730        21,665           53,395
  Goodwill and Intangibles               1,083           911            1,994
  Other Assets                           4,767         2,633            7,400
                                       -------        ------          -------
    Total Assets                        48,598        31,911           80,509
                                       =======        ======          =======
LIABILITIES AND EQUITY:
   Deposits                             32,733        23,146           55,879
   Borrowings                           10,139         5,076           15,215
   Other Liabilities                     1,274           623            1,897
                                       -------        ------          -------
        Total Liabilities               44,146        28,845           72,991
   Capital Securities                        -            10               10
   Common Equity                         4,452         3,056            7,508
                                       -------        ------          -------
        Total Liabilities and Equity    48,598        31,911           80,509
                                       =======        ======          =======
RATIOS:
   TCE / Tangible Assets                  7.10%         6.92%            7.03%

Note:
(1) Does not include purchase accounting adjustments and/or merger synergies/costs

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[Regions Logo]                                             [Union Planters Logo]

LOAN COMPOSITION
--------------------------------------------------------------------------------

                                REGIONS           UNION PLANTERS           COMBINED
                          ------------------    ------------------    ------------------
                            Total      % of       Total      % of       Total      % of
(Dollars in Millions)     12/31/03     Total    12/31/03     Total    12/31/03     Total
-----------------------   --------     -----    --------     -----    --------     -----
Commercial                $10,182      30.5%     $5,861      25.6%    $16,044      28.5%
Residential Mortgages       8,319      24.9       5,578      24.4      13,896      24.7
Other Real Estate Loans     5,879      17.6       6,470      28.3      12,349      21.9
Construction                3,485      10.4       2,304      10.1       5,789      10.3
Consumer                    4,320      12.9       1,807       7.9       6,127      10.9
                          -------     ------    -------     ------    -------     ------
TOTAL LOANS               $32,184      96.3%    $22,020      96.4%    $54,205      96.3%
                          -------     ------    -------     ------    -------     ------
Held for Sale               1,242       3.7         832       3.6       2,074       3.7
                          -------     ------    -------     ------    -------     ------
TOTAL GROSS LOANS         $33,426     100.0%    $22,852     100.0%    $56,279     100.0%
                          =======     ======    =======     ======    =======     ======
    Yield on Loans               5.33%                 5.45%                 5.38%

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[Regions Logo]                                             [Union Planters Logo]

DEPOSIT COMPOSITION
--------------------------------------------------------------------------------

                                REGIONS           UNION PLANTERS           COMBINED
                          ------------------    ------------------    ------------------
                           Total       % of       Total      % of      Total       % of
(Dollars in Millions)     12/31/03     Total    12/31/03     Total    12/31/03     Total
-----------------------   --------     -----    --------     -----    --------     -----
Interest-free Deposits     $5,718      17.5%     $5,384      23.3%    $11,102      19.9%
Interest-bearing Checking   2,648       8.1       3,467      15.0       6,115      10.9
Savings                     1,421       4.3       1,476       6.4       2,897       5.2
Money Market               10,642      32.5       5,660      24.5      16,302      29.2
Other Time Deposits         9,004      27.5       5,582      24.1      14,586      26.1
Jumbo Deposits              3,300      10.1       1,577       6.8       4,877       8.7
                          -------     ------    -------     ------    -------     ------
TOTAL LOANS               $32,733     100.0%    $23,146     100.0%    $55,879     100.0%
                          =======     ======    =======     ======    =======     ======
  Cost of Total Deposits         1.08%                 1.00%                 1.05%

                                       31
[Regions Logo]                                             [Union Planters Logo]

REALISTIC COST SAVINGS COMPARED TO OTHER MERGERS
--------------------------------------------------------------------------------

                   Cost Savings as % of Combined Expense Base

                                  [Bar Graph]

                      Comerica/Manufactures Nat'l     15%
                      Star/Firstar                    15%
                      Nat'l Commerce/CCB              12%
                      BB%T/Southern Nat'l             10%
                      Bank One/First Chicago NBD      10%
                      NationsBank/Bank America        10%
                      AVERAGE                         10%
                      First Union/Wachovia             8%
                      Wells Fargo/Norwest              8%
                      Fleet/BankBoston                 8%
                      REGIONS/UNION PLANTERS           7%
                      First Chicago/NBD Corp.          6%
                      Firstar/US Bancorp               5%

                                       32
[Regions Logo]                                             [Union Planters Logo]

TOP TEN PRO FORMA MARKETS
--------------------------------------------------------------------------------

               Branches      Deposits      Mkt Share      Rank      Cumulative
State            (No.)         ($mm)          (%)         (No.)   % of Franchise
-------------  --------      --------      ---------      -----   --------------
Alabama          197          10,310         17.1           1          19.0
Tennessee        222           8,495          9.8           3          34.7
Florida          144           6,907          2.6           6          47.5
Georgia          137           5,783          4.6           5          58.2
Arkansas         118           4,500         11.0           1          66.5
Louisiana        110           4,037          7.7           4          74.0
Illinois          75           2,665          1.0          17          78.9
Missouri          78           2,615          2.9           6          83.7
Mississippi      112           2,465          7.5           4          88.3
Texas             58           2,192          0.7          16          92.3

MSA
-------------
Memphis           58           4,153         17.3           2           7.7
Miami             47           3,455          6.2           7          14.1
St. Louis         77           3,281          6.7           4          20.2
Atlanta           54           2,531          3.4           6          24.9
Mobile            40           2,459         36.9           1          29.4
Birmingham        37           2,051         11.0           4          33.2
Little Rock       31           1,797         20.9           1          36.5
Nashville         44           1,565          7.7           4          39.4
Montgomery        23           1,492         33.6           1          42.2
New Orleans       32           1,357          7.4           4          44.7

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[Regions Logo]                                             [Union Planters Logo]